SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.  2 ) 1

PHARMATHENE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42224H104

(CUSIP Number)

HealthCare Ventures LLC 44 Nassau Street Princeton, New Jersey 08542 (609) 430-3900 ATTN: Jeffrey B. Steinberg	Cooley Godward Kronish LLP 1114 Avenue of the Americas, 46th Floor New York, New York 10036 (212) 479-6000 ATTN: Alison Newman, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2009

(Dates of Event which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act by shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 42224H104	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON HealthCare Ventures VII, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☑Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
PERSON WITH	8	SHARED VOTING POWER 4,146,416
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,146,416
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,146,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 14.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 42224H104	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON HealthCare Partners VII, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☑Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
PERSON WITH	8	SHARED VOTING POWER 4,146,416
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,146,416
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,146,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 14.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 42224H104	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON James H. Cavanaugh, Ph.D. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☑Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 32,483
PERSON WITH	8	SHARED VOTING POWER 4,146,416
	9	SOLE DISPOSITIVE POWER 32,483
	10	SHARED DISPOSITIVE POWER 4,146,416
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,178,899
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 14.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 42224H104	13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON John Littlechild I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☑Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
PERSON WITH	8	SHARED VOTING POWER 4,146,416
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,146,416
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,146,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 14.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 42224H104	13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON Harold Werner I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☑Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 1,655
PERSON WITH	8	SHARED VOTING POWER 4,146,416
	9	SOLE DISPOSITIVE POWER 1,655
	10	SHARED DISPOSITIVE POWER 4,146,416
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,148,071
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 14.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 42224H104	13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON Augustine Lawlor I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☑Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
PERSON WITH	8	SHARED VOTING POWER 4,146,416
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,146,416
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,146,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 14.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 42224H104	13D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON Christopher Mirabelli, Ph.D. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☑Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
PERSON WITH	8	SHARED VOTING POWER 4,146,416
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,146,416
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,146,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 14.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 42224H104	13D	Page 9 of 14 Pages

This Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on August 13, 2007, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on November 13, 2007 (as so amended, the “Schedule 13D”) is being filed to report the acquisition of a note and warrant in exchange for the disposition to the Issuer of the previously reported 8% Senior Unsecured Convertible Note Due August 3, 2009. The Schedule 13D is being restated in its entirety by this Amendment No. 2, as follows:

Item 1.

Security and Issuer.

This Statement relates to the common stock, $0.0001 par value (the “Common Stock”), of PharmAthene, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at One Park Place, Suite 450, Annapolis, MD 21401.

Item 2.

Identity and Background.

(a) The name of the reporting persons are HealthCare Ventures VII, L.P. (“HCVVII”), HealthCare Partners VII, L.P. (“HCPVII”), Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor (HCVVII, HCPVII, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor are hereafter sometimes hereinafter referred to as the “Reporting Persons”). HCVVII, and HCPVII, are limited partnerships organized and existing under the laws of the State of Delaware. HCPVII is the General Partner of HCVVII.  Drs. Cavanaugh and Mirabelli and Messrs Werner, Littlechild and Lawlor are the general partners of HCPVII.

(b) The business address for HCVVII, HCPVII, Dr. Cavanaugh and Mr. Werner is 44 Nassau Street, Princeton, New Jersey 08542.  The business address for Dr. Mirabelli and Messrs. Littlechild and Lawlor is 55 Cambridge Parkway, Suite 301, Cambridge, Massachusetts  02142.

(c) Each of Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor are general partners of various venture capital investment funds. The address for Dr. Cavanaugh and Mr. Werner is 44 Nassau Street, Princeton, New Jersey 08542 and the address for Dr. Mirabelli and Messrs. Littlechild and Lawlor is 55 Cambridge Parkway, Suite 301, Cambridge, Massachusetts 02142.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding.

(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) HCVVII and HCPVII are each limited partnerships formed and existing under the laws of the State of Delaware. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor are each individuals who are citizens of the United States.

CUSIP No. 42224H104	13D	Page 10 of 14 Pages

Item 3.

Source and Amount of Funds or Other Consideration.

On July 28, 2009, HCVVII, the registered owner of the securities being reported on herein, entered into a Note and Warrant Purchase Agreement, dated as of July 24, 2009 as amended on July 26, 2009 and July 28, 2009, by and among the Issuer and the other parties thereto (the “Note and Warrant Purchase Agreement”).  Pursuant to the Note and Warrant Purchase Agreement the 8% Senior Unsecured Convertible Note (the “Original Note”) in the principal amount of $1,815,056.92 held by HCVVII was exchanged (the “Note Exchange”) for a new note in the principal amount of $2,107,482.76 representing the principal amount of the Original Note plus accrued interest as of July 28, 2009 (the “New Note”) and a warrant to purchase 280,998 shares of the Common Stock at $2.50 per share (the “Warrant”). The Warrant becomes exercisable on January 28, 2010 and remains exercisable for a period of five (5) years.

Item 4.

Purpose of Transaction.

HCVVII acquired the securities which are the subject of this Schedule 13D amendment in exchange for the Original Note. The New Note accrues interest at a rate of 10% per annum and is convertible into Common Stock at a conversion price of $2.541667 per share (as compared to an 8% per annum interest rate and $10.00 per share conversion rate applicable to the Old Note).  As a result of the decrease to the conversion price, the New Note is convertible into 647,668 more shares of Common Stock than the Old Note (without giving effect to any additional shares which may become issuable in respect of accrued interest). The New Note matures on July 28, 2011. In addition, as described above, HCVVII acquired the Warrant to purchase an additional 280,998 shares of the Common Stock at an exercise price of $2.50 per share. The Warrant becomes exercisable on January 28, 2010 and remains exercisable for a period of five (5) years.  The number of shares issuable upon conversion of the New Note and upon exercise of the Warrant is subject to adjustment in accordance with the terms of the New Note and the Warrant, respectively.

Pursuant to the Note and Warrant Purchase Agreement:

(1) the Issuer agreed to maintain a Board of Directors consisting of no more than nine (9) individuals and a Compensation Committee and Nominating Committee (or other Committees serving similar functions) with no more than three (3) members each;

(2) HCVVII has the right, but not the obligation, to designate one Noteholder Director, which initially shall be James Cavanaugh, a current Director of the Issuer;

(3) MPM BioVentures III, L.P. (“MPM”), has the right, but not the obligation, to designate one Noteholder Director, which initially shall be Steven St. Peter; and

(4) Each holder of the New Notes has agreed to vote all of his, her or its voting securities to elect any such directors designated by HCVVII or MPM.

HCVVII acquired the securities of the Issuer for investment purposes, except as otherwise stated herein.  Subject to the foregoing, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. HCVVII intends to review from time to time their investment in the Issuer and depending on such review may consider various alternative courses of action.  In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by HCVVII  of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to HCVVII and general stock market and economic conditions, HCVVII may determine to increase their investment or sell all or part of their investment in the Issuer through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.

CUSIP No. 42224H104	13D	Page 11 of 14 Pages

Item 5.

Interest in Securities of the Issuer.

The information in this Item 5(a) and in Item 13 of each cover page to this Statement for each of HCVVII, HCPVII, Littlechild, Lawlor and Mirabelli is based on an aggregate of 29,257,123 shares of Common Stock of the Issuer issued and outstanding, consisting of (i) 28,427,950 shares of Common Stock outstanding as of May 31, 2009 as reported in the Issuer’s Schedule 14A Proxy Statement filed with the Securities and Exchange Commission on June 18, 2009, and (ii) 829,173 shares of Common Stock underlying the New Note issued to HCVVII which are issuable within 60 days of the date of event requiring the filing of this Schedule 13D amendment.

The information in this Item 5(a) and in Item 13 of the cover page to this Statement for Cavanaugh is based on an aggregate of 29,289,606 shares of Common Stock of the Issuer issued and outstanding, consisting of those shares listed in (i) and (ii) above together with 32,483 shares of Common Stock underlying immediately exercisable options owned by Cavanaugh.

The information in this Item 5(a) and in Item 13 of the cover page to this Statement for Werner is based on an aggregate of 29,258,778 shares of Common Stock of the Issuer issued and outstanding, consisting of those shares listed in (i) and (ii) above together with 1,655 shares of Common Stock underlying immediately exercisable options owned by Werner.

(a)   HCVVII directly beneficially owns 4,146,416 shares of the Common Stock of the Issuer, representing 14.2% of the issued and outstanding shares of the Common Stock of the Issuer and consisting of (i) 3,317,243 shares of Common Stock; and (ii) a 10% Senior Unsecured Convertible Note in the principal amount of $2,107,482.76 immediately convertible into 829,173 shares of the Issuer’s Common Stock at $2.541667 per share.1

HCPVII may be deemed to indirectly beneficially own the 4,146,416 shares of the Common Stock of the Issuer, representing 14.2% of the issued and outstanding shares of the Common Stock of the Issuer and consisting of (i) 3,317,243 shares of Common Stock; and (ii) a 10% Senior Unsecured Convertible Note in the principal amount of $2,107,482.76 immediately convertible into 829,173 shares of the Issuer’s Common Stock at $2.541667 per share as the General Partner of HCVVII, the registered owner of the shares of Common Stock.

Drs. Cavanaugh and Mirabelli and Messrs. Littlechild, Werner and Lawlor may be deemed to indirectly beneficially own the 4,146,416 shares of the Common Stock of the Issuer, representing 14.2% of the issued and outstanding shares of the Common Stock of the Issuer and consisting of (i) 3,317,243 shares of Common Stock; and (ii) a 10% Senior Unsecured Convertible Note in the principal amount of $2,107,482.76 immediately convertible into 829,173 shares of the Issuer’s Common Stock at $2.541667 per share as general partners of HCPVII, the General Partner of HCVVII, the registered owner of the shares of the Common Stock.

———————

1.

Does note include Warrants to purchase an additional 280,998 shares of the Issuer’s Common Stock which were issued to HCVVII in the Note Exchange and which are not  currently exercisable within 60 days of July 28, 2009, the date of event requiring the filing of this Schedule 13D. The Warrants become exercisable January 28, 2010 and remain exercisable for a period of five (5) years.

CUSIP No. 42224H104	13D	Page 12 of 14 Pages

In addition, Dr. Cavanaugh directly beneficially owns immediately exercisable options to purchase 32,483 shares of the Common Stock of the Issuer representing, when taken together with  the shares of Common Stock he may be deemed to indirectly beneficially own, 14.3% of the issued and outstanding shares of the Common Stock of the Issuer, and Harold Werner directly beneficially owns immediately exercisable options to purchase 1,655 shares of the Common Stock of the Issuer, 2 representing, when taken together with  the shares of Common Stock he may be deemed to indirectly beneficially own, 14.2% of the issued and outstanding shares of the Common Stock of the Issuer.

(b)

HCVVII and HCPVII have the sole power to vote or dispose of all of the 4,146,416 shares of the Common Stock of the Issuer currently owned by them. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor share the power to vote or direct the vote or the disposition of the 4,146,416 shares owned by HCVVII. In addition, Dr. Cavanaugh has the sole power to vote or dispose of the 32,483 shares held directly by him and Mr. Werner has the sole power to vote or dispose of the 1,655 shares held directly by him.

(c)

During the past 60 days, HCVVII acquired the following securities in the Note Exchange:

On July 28, 2009, HCVVII acquired the New Note in the principal amount of amount of $2,107,482.76 which is immediately convertible into 829,173 shares of the Common Stock and the Warrant to purchase 280,998 shares of the Common Stock at $2.50 per share. The Warrant becomes exercisable on January 28, 2010 and remains exercisable for a period of five (5) years.

(d)

Not Applicable.

(e)

Not Applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Note and Warrant Purchase Agreement

As described in Item 4 above, the Note and Warrant Purchase Agreement includes agreements with respect to the election of persons designated by each of HCVVII and MPM to the Board of Directors of the Issuer.

Registration Rights Agreement

Concurrently with the closing of the Note and Warrant Purchase Agreement, the Issuer entered into a Registration Rights Agreement with HCVVII and the other noteholders pursuant to which, among other things, the Issuer agreed to file a Registration Statement with the Securities and Exchange Commission within thirty (30) days of the closing in order to register for resale on a continuous basis all shares of the

———————

2.

Does not include an option to purchase an additional 276 shares of the Issuer’s Common Stock, which was granted to Dr. Cavanaugh and which is not currently exercisable within 60 days of July 28, 2009, the date of event requiring the filing of this Schedule 13D. This option becomes exercisable on January 18, 2010. (Dr. Cavanaugh is not deemed to beneficially own these shares of Common Stock as of the date of this report.)

CUSIP No. 42224H104	13D	Page 13 of 14 Pages

Common Stock underlying the New Notes and Warrants held by the parties to the Registration Rights Agreement.

The descriptions contained in this Amendment No. 2 of the Note and Warrant Purchase Agreement, the New Note, the Warrant and the Registration Rights Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are filed herewith as Exhibit 1 through Exhibit 4 and incorporated by reference in this Amendment No. 2.

Item 7.

Material to be Filed as Exhibits.

Exhibit No.

Description

A

Joint Filing Agreement filed as Exhibit A to the Schedule 13D filed with the Securities and Exchange Commission on August 13, 2007 and incorporated herein by reference.

1

Form of 10% Unsecured Senior Convertible Note. Filed as Exhibit 4.9 to Form 8-K/A filed with the Securities and Exchange Commission on August 3, 2009 and incorporated herein by reference.

2

Form of Warrant to Purchase Common Stock. Filed as Exhibit 4.10 to Form 8-K/A filed with the Securities and Exchange Commission on August 3, 2009 and incorporated herein by reference.

3

Form of Note and Warrant Purchase Agreement, dated as of July 24, 2009 by and among the Issuer and the investors named therein, as amended by Amendment No. 1 to Note and Warrant Purchase Agreement dated as of July 26, 2009 and Amendment no. 2 to Note and Warrant Purchase Agreement, dated as of July 28, 2009. Filed as Exhibit 10.50 to Form 8-K/A filed with the Securities and Exchange Commission on August 3, 2009 and incorporated herein by reference.

4

Form of Registration Rights Agreement, dated as of July 28, 2009 by and among the Issuer and the investors named therein. Filed as Exhibit 10.51 to Form 8-K/A filed with the Securities and Exchange Commission on August 3, 2009 and incorporated herein by reference.

CUSIP No. 42224H104	13D	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2009	HealthCare Ventures VII, L.P.,
Princeton, New Jersey	by its General Partner, HealthCare Partners VII, L.P.

	By:	/s/Jeffrey Steinberg, Administrative Partner
Administrative Partner

Dated: August 3, 2009	HealthCare Partners VII, L.P.
Princeton, New Jersey

	By:	/s/Jeffrey Steinberg, Administrative Partner
Administrative Partner

Dated: August 3, 2009	By:	/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		James H. Cavanaugh, Ph.D.

Dated: August 3, 2009	By:	/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		Harold R. Werner

Dated: August 3, 2009	By:	/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		John W. Littlechild

Dated: August 3, 2009	By:	/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		Christopher Mirabelli, Ph.D.

Dated: August 3, 2009	By:	/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		Augustine Lawlor